News Release

B2Gold Corp. Reports Mining Licence Granted for the Otjikoto Gold Project in Namibia

Vancouver, December 05, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce that B2Gold Namibia, a subsidiary of B2Gold, has been granted a Mining Licence, valid for 20 years, by the Namibian Ministry of Mines for the Otjikoto gold project in Namibia. B2Gold has a 92% ownership interest in the Otjikoto gold project with local partner EVI Gold (Pty) Ltd having an 8% ownership interest. This licence was granted in accordance with the Namibian Minerals (Prospecting and Mining) Act No. 33 of 1992 and required completion of a full Environmental and Social Impact Assessment, completion of extensive public consultation, and receipt of Environmental Clearance from the Ministry of Environment and Tourism. This is the last major requirement prior to commencing full scale mine construction, which is scheduled to commence in the first quarter of 2013.

B2Gold anticipates that mine construction will last 2 years, with the first gold production projected for the fourth quarter of 2014 and the first full year of production being 2015. In order to maintain the construction schedule, early works have been completed that include:

  De-bushing of the areas where surface structures will be located;
  Securing construction camp facilities (construction of the camp will commence in January of 2013);
  Developing purchase orders for long lead items such as the mills and crusher;
  Sourcing construction power; and,
  Establishing recruiting offices in the towns near the mine site.

The exploration, feasibility and development budget for the Otjikoto project for 2012 is US$43.5 million. Due to the timing of payments for long lead items, it is likely that expenditures will be less than budget for 2012 and approximately US$10 million will be deferred to the first quarter of 2013.

The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx Gold Corp. in September 2011. The B2Gold feasibility study that is nearing completion is expected to recommend a production Base Case that outlines significantly higher projected annual gold production in the first 5 years of the mine life.

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia. It is immediately adjacent to the paved B1 highway, has excellent infrastructure, and has access to sufficient water for the project.

Namibia has a strong history of mining and the sector contributes significantly to the national economy. Discussions with the Ministry of Mines and Energy during the permitting process confirmed Namibia’s positive commitment to developing its mining sector. With Namibia’s well-managed treasury, stable government, good infrastructure and investor friendly economy, B2Gold believes Namibia is a good mining investment destination.

B2Gold Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's existing cash position, cash from operations and strong financing capability and a management team with significant mine development and operating experience. The Otjikoto mine construction will be overseen by the B2Gold team and includes many of the construction team that were responsible for the successful construction of Bema Gold’s Julietta and Kupol Mines in Russia and B2Gold’s La Libertad Mine in Nicaragua.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.